DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone: (905) 548-7200 Ext. 2285 Fax: (905) 548-4249 E-mail: rinskje_potts@dofasco.ca

April 2, 2002

02028443

SUPPL

02 APR 16 AM 11:12

Securities and Exchange Commission (82-3226)
Office of International Corporate Finance
450 Fifth Street, N.W. Room 3094 (36)
Washington, DC 20549
Dear Sir/Madam:

Dofasco Inc. Dividend Reinvestment,
Optional Stock Dividend and
Share Purchase Plan -- Annual Filing

In accordance with the annual materials mailings, enclosed herewith is a copy of the Plan. There have been no material changes to the Plan since it was amended in July 1999.

If there is any additional information you require, please contact us.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Yours truly,

Rinskje Potts

(Ms.) Rinskje Potts
Legal Services Department

Encl.
F:\CORPSECR\FILINGS\SecExchgCmsnDRIP.doc

4/16

82-3226

DIVIDEND REINVESTMENT PROGRAM

DOFASCO

Authorization to Reinvest Dividends

The undersigned hereby authorizes CIBC Mellon Trust Company to receive ALL dividends that may become payable on shares of the following classes of shares of Dofasco Inc. now or subsequently registered in the name of the undersigned as set out on the address labels hereof:

- ❑ common shares
- ❑ 4-3/4% Cumulative Redeemable Preferred Shares, Series A

and to invest such dividends in the purchase of common shares of Dofasco Inc. in accordance with the provisions of the Dofasco Dividend Reinvestment and Share Purchase Plan, which the undersigned has received and read.

____________________, 20 ________

____

Signature of Shareholder

(Signature must be the same as appears on the address label and all owners must sign in the case of joint ownership)

____

(Please Print Name)

Subscription Form To Purchase Shares

To: CIBC Mellon Trust Company

The undersigned hereby authorizes you to apply the enclosed amount of $ ____________ payable to CIBC Mellon Trust Company (minimum $50.00; maximum $50,000 in each year, in up to four payments) to purchase common shares of Dofasco Inc. under the Share Purchase Program of the Dofasco Dividend Reinvestment and Share Purchase Plan, which the undersigned has received and read.

____________________, 20 ________

____

Signature of Shareholder

(Signature must be the same as appears on the address label)

____

(Please Print Name)

AUTOMATIC INVESTMENT SERVICE AUTHORIZATION FORM

Name	Plan Account #	Company
		Dofasco Inc.

Financial Institution Name and Address: ____________________________________

Institution #	Branch Transit #	Account #	
			Please enclose a "VOID" cheque.

I agree to participate in the Automatic Investment Service and I authorize CIBC Mellon Trust Company to process a debit, in paper, electronic or other form in the amount of $__________ on a quarterly basis beginning on the first investment date after receipt of this authorization by CIBC Mellon Trust Company. I acknowledge that I understand and agree to the Terms and Conditions of the Automatic Investment Service.

Signature	Date

Return to: CIBC Mellon Trust Company, Dividend Reinvestment Department,
P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9

Persons who are not resident in Canada may not participate in the PLAN.

Automatic Investment Service

The Automatic Investment Service allows you to make regular cash contributions to the Plan by pre-authorized debit of your bank account. Every quarterly investment date, CIBC Mellon Trust Company will arrange to automatically deduct your contribution amount from your bank account.

To sign up for the Automatic Investment Service, simply complete the Authorization Form and forward it to CIBC Mellon Trust Company, Dividend Reinvestment Department, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 along with a "VOID" cheque. Please ensure that you have read the following Terms and Conditions.

Automatic Investment Service Terms and Conditions

I hereby agree to enroll in the Automatic Investment Service and authorize and direct CIBC Mellon Trust Company (CIBC Mellon) to debit my account at the financial institution specified in this authorization form and as indicated on the attached void cheque ("the Account"), for the purpose of participating in the purchase of shares pursuant to the Plan.

I may revoke this authorization at any time by delivering a written notice of revocation to CIBC Mellon. I agree to notify CIBC Mellon in writing of any changes in the Account Information. I agree that written revocation of this authorization does not terminate any agreement that exists in connection with the Plan.

I agree that the financial institution is not required to verify that the debit of my Account has been drawn in accordance with this authorization, including the amount, frequency and fulfillment of purpose of this authorization.

I agree that the authorized debit of my Account, in the amount specified in this application, may be drawn on my Account beginning on the first investment date, subsequent to receipt by CIBC Mellon of this application, specified in the Plan. The amount of this authorization may be increased or decreased as agreed to in writing by me.

I acknowledge that CIBC Mellon has the right in its sole discretion to terminate my authorization if, through no fault of CIBC Mellon, it is unable to debit my Account in the full amount specified in this authorization on any due date.

Any dispute that I have concerning an authorized debit to my account may be forwarded to CIBC Mellon. I may also dispute an authorized debit to my Account by providing a signed declaration to the financial institution under the following conditions:

i) an authorization was never provided to CIBC Mellon;

ii) the authorized debit was not drawn in accordance with the authorization;

iii) this authorization was cancelled;

iv) the authorized debit was posted to the wrong account due to invalid or incorrect information supplied by CIBC Mellon.

I agree that, after a 90 day period, I shall resolve any dispute that I may have concerning an authorized debit solely with CIBC Mellon.

I agree that delivery of this authorization to CIBC Mellon constitutes delivery by me to the financial institution.

I warrant that all persons whose signatures are required to sign on the Account have signed this authorization.

It is the express wish of the parties that this authorization and any related documents be drawn up in English. Les parties conviennent que la presente autorisation et tous les documents s'y rattachant soient rédigés et signés en anglais.

Shareholder Dividend Reinvestment And Share Purchase Plan

DOFASCO

TABLE OF CONTENTS

La présente brochure portant sur le régime de réinvestissement des dividends et d'achat d'actions des actionnaires peut être obtenue en français sur demande à la Compagnie Trust CIBC Mellon, Toronto, Ontario.

EFFECTIVE DATE AUGUST 2, 1996

What is the Dividend Reinvestment Program?

The Dividend Reinvestment Program provides a convenient means for registered holders of:

- common shares
- 4-3/4% Cumulative Redeemable Preferred Shares, Series A
  to reinvest their cash dividends in common shares of Dofasco.

What is the Share Purchase Program?

The Share Purchase Program provides a convenient means for registered holders of:

- common shares
- 4-3/4% Cumulative Redeemable Preferred Shares, Series A

to purchase additional common shares by investing a minimum of $50.00 each quarter up to a maximum of $50,000 annually in up to four quarterly payments.

Shareholders may participate in the Share Purchase Program whether or not they participate in the Dividend Reinvestment Program.

Who Can Participate?

Canadian residents who are registered holders of the eligible classes of shares identified above may participate in either or both of the Dividend Reinvestment Program and the Share Purchase Program. Shareholders whose shares are held in a name other than their own must either arrange for participation in that name or have their shares transferred to their own name.

Shareholders may participate in the Dividend Reinvestment Program only with respect to all of their shares of any class with respect to which they have elected to participate.

Persons who are not resident in Canada may not participate in the Plan.

SOME FEATURES OF THE PLAN

Dofasco will determine, each time common shares are to be acquired under the Dividend Reinvestment Program or the Share Purchase Program, whether such shares will be issued from treasury or whether they will be purchased by CIBC Mellon Trust Company (the "Agent") on the market.

The value of common shares issued from treasury will be determined according to a formula based on The Toronto Stock Exchange prices over a stipulated number of trading days. See "Dividend Reinvestment Program" on page 6 and "Share Purchase Program" on page 8. There are no brokerage fees or commissions associated with these treasury issuances.

The value of common shares purchased by the Agent on the market will be the weighted average cost of such shares to the Agent, inclusive of brokerage fees and commissions which will be borne by Participants. Because of the volume of its purchases, the Agent generally is charged lower fees than would be available to individual Participants.

All funds are fully invested. Fractional shares will be accumulated and shown in the Participant's statement of account.

Participants will receive quarterly statements of account reflecting each transaction. Certificates for shares issued under the Plan will be sent to shareholders only on written request and otherwise will be held by the Agent on behalf of the Participant.

The Plan will be administered by the Agent on behalf of the Participants. The Agent's administrative costs will be paid by Dofasco.

Participants will continue to be liable for Canadian income taxes on the amounts of dividends reinvested. See "Income Taxes" on page 11.

Participants should recognize that neither Dofasco nor the Agent can assure a profit or protect them against a loss on shares purchased under the Plan.

How To Participate?

To participate in the Dividend Reinvestment Program or the Share Purchase Program, complete the enclosed Authorization Form. In each case, the completed form should be mailed to:

CIBC Mellon Trust Company
Dividend Reinvestment Department
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

Shareholders wishing to participate in the Share Purchase Program should also forward to the Agent their cheque or money order payable to CIBC Mellon Trust Company covering their first investment.

Shareholders can also elect to have the funds withdrawn directly from their bank account each quarter. Simply return to the Agent the authorization form identifying the bank, account number and the amount to be withdrawn.

Participation in the Dividend Reinvestment Program will continue until withdrawal by the Participant or termination of the Program by Dofasco. Further investments in the Share Purchase Program may be made by forwarding payment to the Agent by March 20, June 20, September 20 or December 20 of each year.

How To Withdraw?

A shareholder may terminate participation in the Dividend Reinvestment Program by written notice to the Agent. On termination, Participants will receive a certificate for the number of full Dofasco common shares to which they are entitled and a cheque for the value of any fraction of a share.

The following pages describe in greater detail the answers to these questions and provide additional information on the Plan. Each shareholder is requested to read the additional information.

THE PLAN

Introduction

The Dividend Reinvestment and Share Purchase Plan (the "Plan") consists of a Dividend Reinvestment Program and a Share Purchase Program.

Under the Dividend Reinvestment Program holders of:

- common shares
- 4-3/4% Cumulative Redeemable Preferred Shares, Series A

who are resident in Canada may invest their cash dividends in the purchase of common shares at market value. As used in this Plan, "Preferred Shares" shall mean the 4-3/4% Cumulative Redeemable Preferred Shares, Series A.

Under the Share Purchase Program holders of common shares and Preferred Shares resident in Canada may purchase common shares at market value by making optional cash payments.

All dividends reinvested in and optional payments used to purchase newly issued treasury shares will be added to the general funds of Dofasco and made available for general corporate purposes.

Enrolment

Holders of record of common shares resident in Canada and holders of record of Preferred Shares resident in Canada are eligible to participate at any time in the Dividend Reinvestment Program and may do so by signing an Authorization Form and forwarding it to CIBC Mellon Trust Company (the "Agent"), which has been appointed to administer the Plan on behalf of Dofasco and those shareholders who participate in the Plan ("Participants"). The Authorization Form directs payment to the Agent of the dividends payable in respect of each of the classes of shares specified in the Form.

When the duly completed and signed Authorization Form is received by CIBC Mellon Trust Company on or prior to the record date for any cash dividend declared (a "Dividend Record Date") your participation will become effective on the next following dividend payment date for each class of shares in respect of which dividend reinvestment is being authorized. Thereafter, participation will continue until withdrawal by the Participant or termination by Dofasco.

Reinvestment

Cash dividends on shares enrolled in the Dividend Reinvestment Program, including any fraction of a share, will be used to purchase, at Dofasco's direction, either newly issued treasury common shares or previously issued common shares which are trading on the open market.

When a dividend is used to purchase treasury shares, the number of common shares to which a Participant will be entitled in respect of such dividend will be determined by dividing the aggregate cash payment to the Participant in respect of the shares subject to the Dividend Reinvestment Program by the market value per share of common shares. **Market value will be determined quarterly on January 1, April 1, July 1 and October 1 (each a "Determination Date") and will be the simple average of the high and low sale prices of common shares on The Toronto Stock Exchange on each of the last five trading days prior to the applicable Determination Date on which such shares traded.** The number of shares to which a Participant is entitled will be calculated to three decimal places.

When a dividend is used to purchase previously issued shares, the number of common shares to which a Participant will be entitled in respect of such dividend will be determined by dividing the aggregate cash payment to the Participant in respect of the shares subject to the Dividend Reinvestment Program by the weighted average cost to the Agent of the common shares purchased on the market by the Agent using the total amount of the dividend available to the Agent on the relevant dividend payment date to effect such purchases. The weighted average price shall be inclusive of brokerage fees and commissions.

Dividends will be reinvested, and the account of each Participant will be credited with the appropriate number of common shares, on the relevant dividend payment dates. For holders of 4-3/4% Cumulative Redeemable Preferred Shares, Series A, the dividend payment date will be subsequent to the Determination Date and no adjustment will be made, when dividends are reinvested in treasury shares, for intervening fluctuations in the trading price of the common shares. Common shares credited to the account of a Participant will then be subject to the "Dividend Reinvestment Program".

Withdrawal

A Participant may withdraw from participation in the Dividend Reinvestment Program at any time by notifying the Agent in writing. Such withdrawal will become effective on the date of receipt by the Agent of such notice of withdrawal unless received after the dividend record date for the class or classes of shares with respect to which the Participant is withdrawing, in which event such notice shall not be effective until the day after the next following dividend payment date for such class of shares.

Upon withdrawal, certificates for the number of whole common shares credited to the Participant under the Program will be issued and a cash payment will be made to the Participant for any fraction of a share based upon the current market value of the common shares on the effective date of withdrawal.

Transfer of Shares

If a Participant disposes of any common shares or Preferred Shares registered in the Participant's name, the Agent will continue to apply the dividends on shares held in the Agent's name in the Program for the Participant for reinvestment, until a notice of withdrawal is received from the Participant. The Agent may terminate the participation of a shareholder in the Program if the dividend is deemed not sufficient for reinvestment.

Contribution

Under the Share Purchase Program holders of common shares or Preferred Shares resident in Canada may purchase additional common shares by making up to four optional cash payments of not less than $50.00 and not more than $50,000 to a maximum aggregate limit of $50,000 in each calendar year, on or before the dates specified below. Initial payments may be made when enrolling in the Program by enclosing with the Authorization Form a cheque or money order payable to CIBC Mellon Trust Company. Subsequent payments may be made by using the cash payments form which will be enclosed with each statement sent to Participants. Alternatively, Participants may forward such payments accompanied by an appropriate letter of instruction to the Agent. Shareholders may also elect to have the funds withdrawn directly from their bank account each quarter. Simply return to the Agent the authorization form identifying the bank, account number and the amount to be withdrawn.

Common shares will be credited to the account of the Participant as of January 1, April 1, July 1 and October 1 (each an "Investment Date") in each year provided that payment of the purchase price has been received by the Agent no later than the 20th day of the month preceding the Investment Date. Cheques in payment for such shares may be post-dated to the relevant Investment Date. Payments received after the 20th day of the preceding month will be held by the Agent and applied for the purchase of shares on the next Investment Date unless the Participant requests the return of such payments. No interest will be paid to Participants on funds held for investment under the Share Purchase Program.

The total number of common shares that may be issued under the Share Purchase Program in any financial year may not exceed 2% of the total number of common shares outstanding at the commencement of the financial year.

Purchase

Cash payments made under the Share Purchase Program will be used, at Dofasco's direction, to purchase either newly issued treasury common shares or previously issued common shares which are trading on the open market.

When treasury shares are purchased with an optional cash payment, the purchase price of the common shares so purchased will be the simple average of the high and low sale prices of common shares on The Toronto Stock Exchange on each of the last five trading days prior to the Investment Date on which such shares traded.

When optional cash payments are used to purchase previously issued shares, the purchase price of the common shares so purchased will be the weighted average price of the common shares purchased on the market by the Agent with the aggregate amount of the cash payments available to the Agent on the relevant Investment Date to effect such purchases. The weighted average price shall be inclusive of brokerage fees and commissions.

Common shares purchased under the Share Purchase Program will be automatically subject to the Dividend Reinvestment Program.

Shareholders Outside Canada

Shareholders whose last registered address is outside Canada and shareholders whom Dofasco or the Agent has reason to believe are resident outside Canada will not be eligible to participate in the Dividend Reinvestment Program or the Share Purchase Program. The common shares to be issued under the Plan are not registered under the Securities Act of 1933 of the United States of America. Accordingly, the common shares are not being offered for sale in the United States of America or in any of the territories or possessions thereof, and participation in the Dividend Reinvestment Program or the Share Purchase Program will not be accepted from any person or his or her agent who appears to be, or who the Agent or Dofasco has reason to believe is, a resident of the United States of America or any of the territories or possessions thereof.

Administration

The Plan will be administered on behalf of Dofasco and the Participants by CIBC Mellon Trust Company as Agent. The Agent will receive eligible funds, will purchase common shares on behalf of Participants, will hold in its name on behalf of Participants shares acquired under the Plan and will report quarterly to the Participants.

Reports to Participants

An account will be maintained by the Agent for each Participant in the Plan. Quarterly statements will be mailed to each Participant. These statements are a Participant's continuing record of dividends and purchases and should be retained for income tax purposes. In addition, each Participant will be sent annually the appropriate information for income tax reporting purposes.

Fractional Shares

The Agent will credit the account of a Participant with fractions of common shares and dividends in respect of such fractions. This allows full investment of eligible funds.

Certificates For Shares

Common shares purchased under the Dividend Reinvestment and Share Purchase Programs will be issued to or purchased by the Agent as agent for the Participant and registered and held in the name of the Agent. The number of common shares held for a Participant under the Plan (less any shares delivered to the Participant) will be shown on the Participant's statement of account. Certificates for any number of whole common shares purchased or issued under the Plan and held by the Agent will be issued to a Participant upon written request of the Participant; however, certificates for less than five common shares will not be issued except upon withdrawal from or termination of the Plan. This request should be mailed to CIBC Mellon Trust Company, Dividend Reinvestment Department, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9.

A Participant who requests a share certificate for any of his shares must use the Authorization Form to authorize the Agent to reinvest the dividends on such shares if he wishes such shares to be subject to the Dividend Reinvestment Program unless such Participant is already a registered holder of common shares and has enrolled in the Dividend Reinvestment Program with respect to his common shares.

Accounts are maintained in the names in which certificates of the Participants were registered at the time they enrolled in the Plan. Consequently, certificates for whole shares will be similarly registered when issued.

Common shares held by the Agent for a Participant may not be pledged, sold or otherwise disposed of by the Participant while so held.

Voting

The Agent will vote whole common shares held for a Participant, provided that such Participant has properly executed and filed a proxy in respect of common shares registered in the name of such Participant, and the common shares held by the Agent will be voted in the same manner as the shares represented by such proxy. If no such proxy is received, the Participant's shares which are held by the Agent will not be voted.

Participants shall not have the right to vote, or to require the Agent to vote on their behalf, any fractional shares of Dofasco held by the Agent for Participants.

Income Taxes

The following comments are based on the laws in effect in Canada in 2002 and are not intended to be exhaustive of the income tax consequences of participation in the Plan. Except as noted, these comments take into account Canadian federal income tax considerations only and apply only to Participants who hold their shares of Dofasco as capital property. Shareholders who are in doubt as to their personal tax position are advised to consult their professional tax advisers.

Participants in the Dividend Reinvestment Program will continue to be liable for Canadian income tax on the amount of any dividends applied on their behalf under the Program.

The cost to a Participant of any common shares acquired under the Dividend Reinvestment Program or the Share Purchase Program will be the amount of consideration paid therefor, including any brokerage fees and commissions. The cost of any common shares acquired under the Dividend Reinvestment Program or the Share Purchase Program must be averaged with the adjusted cost base of all other common shares of Dofasco owned by the Participant and acquired after 1971.

Liability of Dofasco and the Agent

Neither Dofasco nor the Agent shall be liable for any act, or for any omission to act, in connection with the operation of the Plan including, without limitation, any claims for liability (a) arising out of failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such termination; and (b) with respect to the prices at which shares are purchased or sold for the Participant's account and the times such purchases or sales are made.

Participants should recognize that neither Dofasco nor the Agent can assure a profit or protect them against a loss on the shares purchased under the Plan.

Amendment and Termination

Dofasco reserves the right to amend, modify, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the Participants. All Participants will be sent written notice of any amendment, modification, suspension or termination. In the event of termination of the Plan by Dofasco, certificates for whole common shares held for Participants' accounts under the Plan and cash payments for any fraction of a share and for any uninvested optional cash payment will be remitted promptly by the Agent to the Participants. In the event of suspension of the Plan by Dofasco, no investment will be made by the Agent thereafter. Any optional cash payments which are not invested as of the effective date of such suspension and any common share or Preferred Share dividends subject to the Plan and paid after the effective date of such suspension will be remitted by the Agent to the Participants to whom they are due.

Capital Stock of Dofasco

The authorized capital of Dofasco consists of:

- 500,000 Class A Preferred Shares, issuable in series, of which the 4-3/4% Cumulative Redeemable Preferred Shares, Series A are outstanding as the first series (the "Class A Preferred Shares");
- an unlimited number of Class B Preferred Shares, issuable in series, of which the first four series have been redeemed (the "Class B Preferred Shares");
- an unlimited number of Class C Preferred Shares, issuable in series, of which the first series has been redeemed (the "Class C Preferred Shares"); and
- an unlimited number of common shares.

Each class of Preferred Shares ranks ahead of the common shares in respect of dividends and return of capital. The Class A Preferred Shares are non-voting except in specified circumstances.

Holders of common shares are entitled to receive pro rata such dividends as may, from time to time, lawfully be declared by Dofasco's board of directors; are entitled to one vote per share; and are entitled, upon liquidation, to receive pro rata such assets of Dofasco as are distributable to holders thereof.

Price Range of Common Shares

The common shares of Dofasco are listed on The Toronto Stock Exchange. A table setting forth the high and low sale prices for the common shares as reported by The Toronto Stock Exchange for each of the previous five years is included in Dofasco's Annual Report.

Use of Proceeds

Any proceeds received by Dofasco as a result of issuing common shares from treasury under the Dividend Reinvestment and Share Purchase Programs will be added to the general funds of Dofasco and made available for general corporate purposes, including capital expenditures and working capital requirements.

Inquiries

Inquiries relating to the Plan may be directed to:

CIBC Mellon Trust Company
Dividend Reinvestment Department
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
Telephone: (416) 643-5500 or 1-800-387-0825
Internet E-Mail: inquiries@cibcmellon.ca

or

Dofasco Inc.
Corporate Secretary's Office
P.O. Box 2460
Hamilton, Ontario
L8N 3J5
Telephone: (905) 544-3761 or 1-800-363-2726
Internet E-Mail: corpsec@dofasco.ca

Effective Date of the Plan

The effective date of the Plan as described herein is August 2, 1996

Revised January 2002